CFT Securities, LLC
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

Computation of net capital

Member's equity	$ 727,497
Less non-allowable assets	(59,279)
Net capital before haircuts	668,218
Haircuts	-
Net capital	$668,218
Aggregate indebtedness- accounts payable and accrued expenses	$224,133
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6-2/3% of aggregate indebtedness)	$100,000
Excess net capital	$568,218
Net capital less greater of 10% of aggregate indebtedness or 120% minimum net capital capital requirement	$548,218
Percentage of aggregate indebtedness to net capital	33.54%

See Report of Independent Registered Public Accounting Firm.

Confidential